SEC Mail Processing Section

FEB 26 2010

Washington, DC
110

SECURITI 10027119)N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...... 12.00	

SEC FILE NUMBER
8-46783

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G & W Equity Sales, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8902 N. Meridian Street, Suite 202
(No. and Street)

Indianapolis (City) IN (State) 46260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glenda L. Neff 317-581-1580 x219
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Somerset CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

3925 River Crossing Parkway (Address) Indianapolis (City) IN (State) 46240 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/6

OATH OR AFFIRMATION

I, Glenda L. Neff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G & W Equity Sales, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Glenda L Neff
Signature

Treasurer
Title

Ruth Ann Hiatt
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G & W EQUITY SALES, INC.
Financial Statements
Years Ended December 31, 2009 and 2008

G & W EQUITY SALES, INC.

TABLE OF CONTENTS

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

We have audited the accompanying statements of financial condition of G & W EQUITY SALES, INC., as of December 31, 2009 and 2008, and the related statements of operations and retained earnings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial condition of G & W EQUITY SALES, INC., as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Somerset CPAs PC

February 23, 2010

G & W EQUITY SALES, INC.
Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
Assets		
Current Assets		
Cash and cash equivalents	$ 61,278	$ 31,708
Commissions receivable	227,202	232,283
Prepaid expenses	64,934	66,310
Total Assets	$ 353,414	$ 330,301
Liabilities and Shareholder's Equity		
Current Liabilities		
Accounts and commissions payable	$ 96,543	$ 97,191
Total Current Liabilities	96,543	97,191
Shareholder's Equity		
Common stock	8,000	8,000
Paid-in-capital	17,000	17,000
Retained earnings	231,871	208,110
Total Shareholder's Equity	256,871	233,110
Total Liabilities and Shareholder's Equity	$ 353,414	$ 330,301

See accompanying notes.

G & W EQUITY SALES, INC.
Statements of Operations and Retained Earnings
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues	$ 2,528,539	$ 3,121,986
Operating Expenses		
Service fees	1,287,500	1,500,000
Sales commissions	1,132,859	1,423,833
Licenses and fees	36,107	41,321
Insurance	22,416	20,788
Professional services	13,000	17,300
Computer expense	8,493	825
Miscellaneous expenses	2,239	1,088
Education and training	1,540	2,235
Dues and publications	624	783
Total Operating Expenses	2,504,778	3,008,173
Net Income	23,761	113,813
Retained Earnings, Beginning of Year	208,110	494,297
Dividends	0	(400,000)
Retained Earnings, End of Year	$ 231,871	$ 208,110

See accompanying notes.

G & W EQUITY SALES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows from Operating Activities		
Net income	$ 23,761	$ 113,813
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in commissions receivable	5,081	64,940
Decrease in prepaid expenses	1,376	4,307
Decrease in accounts and commissions payable	(648)	(45,004)
Net cash provided by operating activities	29,570	138,056
Cash Flows from Financing Activities		
Dividends paid	0	(525,000)
Net cash used in financing activities	0	(525,000)
Net Increase (Decrease) in Cash and Cash Equivalents	29,570	(386,944)
Cash and Cash Equivalents, Beginning of Year	31,708	418,652
Cash and Cash Equivalents, End of Year	$ 61,278	$ 31,708

See accompanying notes.

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

G & W Equity Sales, Inc. (the Company), a wholly owned subsidiary, is a limited broker-dealer and sells variable annuities, variable life insurance, mutual funds, and direct participation programs on behalf of various vendors. Effective July 1, 2006, the Company established three (3) branch offices. The Main Office/Office of Supervisory Jurisdiction (OSJ) is located in Indianapolis, Indiana, and is also a branch office. Additionally, the Company established two branch offices located in Dublin, Ohio and St. Paul, Minnesota. The Company markets its products primarily in the states located in the middle two-thirds of the United States.

The Company became registered with the Securities and Exchange Commission, effective November 22, 1993. The Company became registered with the Financial Industry Regulatory Authority, Inc. (formally known as the National Association of Securities Dealers, Inc.), on March 2, 1994.

The Company was registered with the Securities and Exchange Commission as a registered investment advisor, but withdrew the registration as required by law in 1997. The Company became a non-federally covered advisor at the time.

The Company became registered with the Municipal Securities Rulemaking Board on March 15, 2002, to enable the Company to be a municipal fund securities broker (529 College Savings Plans only).

Revenue Recognition

The Company recognizes revenue on its variable annuity, variable life insurance, mutual funds, and direct participation program products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting. The Company reports its operations on the cash basis method of accounting for income tax reporting purposes.

Commissions Receivable

The Company carries its commissions receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is provided. The Company's policy is not to accrue interest on past due receivables.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Cash Flows

For purposes of the Statements of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles (a replacement of FASB Statement No. 162)* ("SFAS 168"). ASC SFAS 168 establishes the FASB Accounting Standards Codification ("Codification") as the single source of authoritative GAAP. The Codification does not create any new GAAP standards but incorporates existing accounting and reporting standards into a new topical structure. The Codification was effective for the Company July 1, 2009, and beginning with this report, a new referencing system will be used to identify authoritative accounting standards, replacing the existing references to SFAS, EITF, FSP, etc. Existing standards will be designated by their *Accounting Standards Codification ("ASC")* topical reference and new standards will be designated as *Accounting Standards Updates*, with a year and assigned sequence number.

Note B - Common Stock:

The Company has voting stock with equal voting rights, as well as non-voting stock. All of the stock is no par value.

The following summarizes the Company's shares of common stock at December 31, 2009 and 2008:

	Voting	Non-Voting
Authorized	2,000	1,000
Issued	400	0
Outstanding	400	0

Note C - Income Taxes:

The Company is a qualified sub-chapter S corporation of another entity and will file a consolidated return with the parent company. The shareholders of the parent company will be taxed on the consolidated taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Effective January 1, 2009, authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its statement of operations, which totaled $0 for December 31, 2009 and 2008.

The parent company's federal and various state income tax returns for 2006 through 2009 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Note D - Related Party Transactions:

The Company has a service agreement with a corporation that is related by common ownership. Under terms of the agreement, the related corporation has agreed to make available certain facilities and provide for performance of certain administrative and clerical services. Service fees amounted to $1,287,500 and $1,500,000 for the years ended December 31, 2009 and 2008, respectively.

The Company pays commissions to Registered Representatives, some of whom are also shareholders of the parent company. The Company incurred approximately $1,097,000 and $1,307,000 of related party commissions for the years ended December 31, 2009 and 2008, respectively. Accounts payable includes approximately $95,000 and $97,000 of related party commissions at December 31, 2009 and 2008, respectively.

Note E - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with a single financial institution. At times, such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

Note F- Major Carrier:

Three insurance companies comprised approximately seventy nine percent (79%) of the total accounts receivable at December 31, 2009, and revenues which were derived from the sale of products with these insurance companies was approximately eighty percent (80%) for the year then ended. Three insurance companies comprised approximately seventy nine percent (79%) of the total accounts receivable at December 31, 2008, and revenues which were derived from the sale of products with these insurance companies was approximately eighty percent (80%) for the year then ended.

Note G - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the years ended December 31, 2009 and 2008, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note H - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $6,436. At December 31, 2009, the Company's net capital was $163,641 which was $157,205 in excess of its minimum net capital requirement.

Note I - Subsequent Events:

The Company has evaluated subsequent events through February 23, 2010, the date on which the financial statements were available to be issued. Subsequent to December 31, 2009, the Company, two of the parent company's subsidiaries and shareholders of the parent company received notification of litigation for alleged breach of contract and other claims. The complaint seeks damages of approximately $1,800,000; however, management contends the suit is without merit and plans to defend its rights vigorously. As a result, no provision for any liability in the matter has been reflected in these financial statements.

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report
on the Supplementary Information Required by Rule 17a-5
of the Securities and Exchange Commission

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

Our report on our audits of the 2009 and 2008 basic financial statements of G & W EQUITY SALES, INC., appears on page 1. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Somerset CPAs PC

February 23, 2010

G & W EQUITY SALES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2009

Net Capital

Total Shareholder's Equity	$ 256,871
Other Deductions	(93,230)
Net Capital	$ 163,641

Aggregate Indebtedness

Items Included in Statement of Financial Condition	
Other accounts payable	$ 96,543
Total Aggregate Indebtedness	$ 96,543

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$ 6,436
Excess Net Capital	$ 157,205
Excess Net Capital at 1000%	$ 153,987
Ratio: Aggregate Indebtedness to Net Capital	0.59 to 1

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2009)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 163,641
Net Capital per Above	$ 163,641

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming and Exemption from SEC Rule 15c3-3

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of G & W EQUITY SALES, INC., as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Somerset CPAs PC

February 23, 2010

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

SOMERSET
CPAs

Passionate
about your
success.